SI 19005830 N

E.R.

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A[illegible] AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
FEB 27 2019
Washington, DC

SEC FILE NUMBER
8-24674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W&S Brokerage Services, Inc

OFFICIAL USE ONLY
31-08465676
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Broadway Street - 4th Floor
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrie A. Wiedenheft (800)-333-5222)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut St (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W&S Brokerage Services, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr VP CFO & Chief Operating Officer

Title

Notary Public

KATHRYN F. PARTIN
Notary Public, State of Ohio
My Commission Expires 06-07-2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of W&S Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W&S Brokerage Services, Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1999.

Cincinnati, OH
February 25, 2019

W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 1,688,367
Affiliated accounts receivable	149,901
Unaffiliated accounts receivable	49,615
Receivables from clearing agency	118,848
Deposits with clearing agency	102,759
Federal income tax receivable from affiliate	89,462
Deferred income tax asset from affiliate	10,185
Prepaid expenses	105,975
Total assets	$ 2,315,112
Liabilities and stockholder's equity	
Liabilities:	
Accrued commissions	$ 264,419
Accrued other expenses	240,378
Payable to affiliates	184,431
Total liabilities	689,228
Stockholder's equity:	
Common stock, no par value, 500 shares authorized; 150 shares issued and outstanding	10,000
Additional paid-in capital	7,294,296
Accumulated deficit	(5,678,412)
Total stockholder's equity	1,625,884
Total liabilities and stockholder's equity	$ 2,315,112

See accompanying notes.

1401-1188156

W&S Brokerage Services, Inc.

Notes to Financial Statement

December 31, 2018

1. Organization and Nature of Business

W&S Brokerage Services, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is an Ohio corporation and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company generates substantially all of its revenues through sales of mutual funds, life and annuity products of its affiliates through affiliated sales representatives. The Company operates as a single business segment distributing financial products. The Company's determination that it has one operating segment is based on the fact that the officers review the Company's financial performance on an aggregate level.

2. Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value. Investments in money market funds are considered level 1 investments in the fair value hierarchy under ASC 820. Level 1 securities are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company held an investment of $403,885 in the money market fund.

The Company is required to maintain a deposit of $100,000 with the organization that clears its customer's mutual fund transactions and is considered restricted cash. This account is not insured by the FDIC and is included in deposits with clearing agency on the statement of financial condition.

Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. As of December 31,

2. Significant Accounting Policies (continued)

2018, a balance of $118,848 consisting of cash and amounts due from clearing agency was held by Pershing LLC. This amount is included in receivables from clearing agency.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)", as modified by ASUs 2018-01, 2018-10 and 2018-11 (collectively, ASU 2016-02). Under ASU 2016-02, an entity will be required to recognize assets and liabilities for the rights and obligations created by leases on the entity's balance sheet for both finance and operating leases. The Company has concluded that upon adoption of ASU 2016-02 on January 1, 2019, there will be no impact to the financial statements.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The Gross Amount of deferred income tax assets recorded at December 31, 2018 is $10,185. The Company had no gross deferred income tax liabilities at December 31, 2018. The deferred income tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. There was no valuation allowance as of December 31, 2018 and no changes from prior year. The amount of taxes currently receivable from WSLIC as of December 31, 2018 was $89,462.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority.The Company has reviewed its tax positions taken on federal income tax returns for all open tax year (tax years ended December 31, 2014 through 2018) and has determined that no uncertain tax positions exist.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company provided administrative support services in connection with certain variable annuity and mutual fund sales pursuant to its agreement with Touchstone Securities, Inc. (TSI), an affiliate.

The Company earned commissions revenue from the sale of mutual fund shares of the Touchstone Funds and the sale of annuity contracts and variable life products of its affiliated entities: Touchstone Advisors (TSA), WSLAC, Lafayette Life (LLIC), Integrity Life Insurance Company and Columbus Life Insurance Company (CLIC).

The Company entered into a Solicitor agreement for referrals to suitable investors for investment advisory services provided by its affiliate, Fort Washington Investment Advisors, Inc.

The Company earned sales distribution fees pursuant to its distribution agreement with TSI.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

The Company reimburses WSLIC for employee compensation and benefits expense.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their

4. Benefit Plans (continued)

periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matched one half of eligible contributions up to a maximum match of 6% in 2018. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. From time to time, the Company is involved in legal matters arising in the normal course of business.

WSLIC has agreed to bear any liabilities arising out of any threatened litigation as of December 31, 2018 and still pending through the date the financial statements were issued.

6. Going Concern

Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern, which was codified as Accounting Standards Codification (ASC) 205-40, requires management to evaluate the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding

6. Going Concern (continued)

commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, Management has concluded that the Company has the ability to continue as a going concern within one year of the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2018, the Company's net capital, as defined, was $1,262,363 which was $1,012,363 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .58 to 1.

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of W&S Brokerage Services, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of W&S Brokerage Services, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

EY
Building a better working world

No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether W&S Brokerage Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2019